January 12, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re: Signet International Holdings, Inc.
   Form SB-2, Amendment 4 filed November 21, 2006
   File No. 333-134665

Dear Mr. Letiziano:

        We have the following comments on your proposed responses to our comments issued on December 12, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 15

1. In your response to our previous comment 6, you state you will amend the "September 20, 2006 Form 10QSB once SEC has cleared these comments." Please note that our comment pertained to the financial statements included in the Form SB-2 filed on November 21, 2006. We therefore re-issue our previous comment 6 and request you file revised financial statements in an amended Form SB-2.

Form 10-QSB for the Quarter Ended September 30, 2006

Controls and Procedures, page 16

2. Please disclose that your "management, including your Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC."

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Gregg Jaclin, Esq.
By facsimile to (732) 577-1188